

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2011

Via E-Mail

Harry N. Vafias
President and Chief Executive Officer
StealthGas, Inc.
331 Kifissias Avenue
Erithea 14561
Athens, Greece

> **Re:** **StealthGas, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 0-51559**

Dear Mr. Vafias:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5
If our vessels may call on ports located in countries that are subject to sanctions and embargoes…, page 11

1. Cuba, Iran, Sudan and Syria are countries that are subject to U.S. economic sanctions and export controls, and also are designated by the U.S. Department of State as state sponsors of terrorism. In future filings, please identify any of these countries upon which your vessels may call.

2. You state that the Comprehensive Iran Sanctions Accountability and Divestment Act expands the application of the prohibitions of the Iran Sanctions Act to non-U.S. companies, such as your company. While CISADA expanded ISA to cover non-U.S. shipping companies, such as your company, ISA already covered non-U.S. companies engaging in certain other activities. In future filings, please revise the disclosure as appropriate.

3. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries, charterers, or other direct or indirect arrangements. In this regard, we note disclosure that Shell represented 10% of your 2010 revenues and also note from Royal Dutch Shell's 2010 Form 20-F that it conducts business activities in Iran and Syria. We note from a 2006 news article that Brave Maritime is one of the largest suppliers of grain to Iran and that Statoil is one of your clients. According to Statoil's website, it has an office in Iran, and according to its 2010 Form 20-F it conducts business activities in Iran. Please clarify whether Shell or Statoil transport products to Iran via your vessels.

   Your response should describe any services or products you have provided to Iran, Syria, Sudan or Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

4. We note the disclosure on page 27 that three medium range product carriers in your fleet are capable of carrying refined petroleum products and we also note the fact that LPG results from refining petroleum. Please clarify to us whether your vessels currently transport refined petroleum products.

5. Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Harry N. Vafias
StealthGas, Inc.
December 21, 2011
Page 3

6. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan and/or Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
    Assistant Director
    Division of Corporation Finance